FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Announces Third Quarter 2007 Earnings Release Date

BRUSSELS, Belgium, October 31, 2007—Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms that it will announce its third quarter 2007 results (ended September 30, 2007) on Thursday November 8, 2007 at 8:00 a.m. CET. The press release will be available immediately after its publication on Delhaize Group’s website at www.delhaizegroup.com.

The Delhaize Group management team will discuss the third quarter 2007 financial results during an investors’ conference call that will start at 03.00 p.m. CET (09.00 a.m. ET) on November 8, 2007. To participate in the conference call, please call +44 20 7108 6390 (U.K.) or +1 210 795 0624 (U.S.), with “Delhaize” as password.

The conference call will also be broadcast live over the internet on November 8, 2007 at 03.00 p.m. CET (09.00 a.m. ET) at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 06.00 p.m. CET (12.00 p.m. ET).

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in seven countries on three continents. Its sales network consists of approximately 2,500 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues and EUR 351.9 million (USD 441.8 million) in net profit. Delhaize Group employs approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group’s filings with the Securities and Exchange Commission. Delhaize Group undertakes no obligation to update this forward-looking information except as required by law.

Contacts:

Guy Elewaut: + 32 2 412 29 48

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

Geert Verellen: + 32 2 412 83 62

Geoffroy d’Oultremont: + 32 2 412 83 21

Liesbeth Driesen: + 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: November 1, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President